                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              THE MEDICINES COMPANY
                                (Name of Issuer)


                                (Amendment No. )*


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   584688-10-5
                                 --------------
                                 (CUSIP Number)


                                  JULY 28, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 8 Pages.

-------------------------                                      ---------------------

CUSIP No. 584688-10-5                  Schedule 13G                Page 2 of 8 Pages
-------------------------                                      ---------------------


------------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Quintiles Transnational Corp.
         56-1714315
------------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [   ]
         (b)      [   ]

         Joint Filing
------------------------------------------------------------------------------------
 3)      SEC USE ONLY

------------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      North Carolina
------------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

 NUMBER OF                                                                       -0-
   SHARES                  ---------------------------------------------------------
BENEFICIALLY               6)       SHARED VOTING POWER
 OWNED BY
   EACH                                                                 1,978,630(1)
 REPORTING                 ---------------------------------------------------------
  PERSON                   7)       SOLE DISPOSITIVE POWER
   WITH
                                                                                 -0-
                           ---------------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER

                                                                        1,978,630(1)
------------------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        1,978,630(1)
------------------------------------------------------------------------------------
 10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                                 [ ]
------------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                            6.47%(2)
------------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)
                                                                                  CO
------------------------------------------------------------------------------------

(1) Includes (i) 1,696,245 shares of common stock of The Medicines Company (the "Issuer"), par value $0.001 per share ("Common Stock"), held by PharmaBio Development Inc. ("PharmaBio"), a wholly-owned subsidiary of Quintiles Transnational Corp. ("Quintiles"), which are reported by PharmaBio on the following page, and (ii) warrants, held by Quintiles, to purchase 282,385 shares of Common Stock, which are exercisable within 60 days.

(2) Calculated based on 30,320,450 shares of outstanding Common Stock of the Issuer on December 31, 2000, as reported in the Issuer's Form S-1/A filing with the Securities and Exchange Commission on January 26, 2001 and on an as-converted basis with respect to the 282,385 shares represented by the warrants held by Quintiles.

-------------------------                                      ---------------------

CUSIP No. 584688-10-5                  Schedule 13G                Page 3 of 8 Pages
-------------------------                                      ---------------------


------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         PharmaBio Development Inc.
         56-2019326
------------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [   ]
         (b)      [   ]

         Joint Filing
------------------------------------------------------------------------------------
 3)      SEC USE ONLY

------------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      North Carolina
------------------------------------------------------------------------------------
                        5)       SOLE VOTING POWER

 NUMBER OF                                                                       -0-
   SHARES               ------------------------------------------------------------
BENEFICIALLY            6)       SHARED VOTING POWER
 OWNED BY
   EACH                                                                 1,978,630(3)
 REPORTING              ------------------------------------------------------------
  PERSON                7)       SOLE DISPOSITIVE POWER
   WITH                                                                          -0-
                        ------------------------------------------------------------
                        8)       SHARED DISPOSITIVE POWER
                                                                        1,978,630(3)
------------------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        1,978,630(3)
------------------------------------------------------------------------------------
 10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

                                                                                 [ ]
------------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            6.47%(4)
------------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)
                                                                                  CO
------------------------------------------------------------------------------------

(3) Includes (i) 1,696,245 shares of common stock of The Medicines Company (the "Issuer"), par value $0.001 per share ("Common Stock"), held by PharmaBio Development Inc. ("PharmaBio"), a wholly-owned subsidiary of Quintiles Transnational Corp. ("Quintiles") and (ii) warrants, held by Quintiles, to purchase 282,385 shares of Common Stock, which are exercisable within 60 days.

(4) Calculated based on 30,320,450 shares of outstanding Common Stock of the Issuer on December 31, 2000, as reported in the Issuer's Form S-1/A filing with the Securities and Exchange Commission on January 26, 2001 and on an as-converted basis with respect to the 282,385 shares represented by the warrants held by Quintiles.

-------------------------                                  ---------------------

CUSIP No. 584688-10-5                Schedule 13G              Page 4 of 8 Pages
-------------------------                                  ---------------------


ITEM 1.

         (A)  Name of Issuer

         The Medicines Company (the "Issuer")

         (B)  Address of Issuer's Principal Executive Offices

         One Cambridge Center, Cambridge, Massachusetts 02142

ITEM 2.

         (A)  Name of Person Filing

         This statement is filed jointly on behalf of Quintiles Transnational Corp. ("Quintiles") and PharmaBio Development Inc. ("PharmaBio"), a wholly-owned subsidiary of Quintiles, pursuant to Rule 13d-1(k)(1).

         (B) Address of Principal Business Office or, if none, Residence

         Quintiles' principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio's principal business office is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

         (C)  Citizenship:

         Quintiles is a North Carolina corporation. PharmaBio is also a North Carolina corporation.

         (D)  Title of Class of Securities

         Common stock, par value $0.001 per share ("Common Stock")

         (E)  CUSIP Number

         584688-10-5

ITEM 3

         Not applicable.

ITEM 4. Ownership

         (a) Amount Beneficially Owned: 1,978,630 shares.

         (b) Percent of Class:

         Such 1,978,630 shares are 6.47% of the Issuer's Common Stock based on the 30,320,450 shares reported as outstanding as of December 31, 2000, in the Issuer's Form S-1/A filing with the Securities and Exchange Commission on January 26, 2001, and based on a deemed conversion with respect to the 282,385 shares represented by the warrants held by Quintiles.

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: -0-

                  (ii)     shared power to vote or to direct the vote: 1,978,630

                  (iii) sole power to dispose or to direct the disposition of: -0-

                  (iv) shared power to dispose or to direct the disposition of: 1,978,630

-------------------------                                  ---------------------

CUSIP No. 584688-10-5                Schedule 13G              Page 5 of 8 Pages
-------------------------                                  ---------------------

ITEM 5   Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

ITEM 8   Identification and Classification of Members of the Group

         Not Applicable

ITEM 9   Notice of Dissolution of Group

         Not Applicable

ITEM 10  Certification

         Not Applicable


                                   Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                            QUINTILES TRANSNATIONAL CORP.


                                            By: /s/ James L. Bierman
                                                --------------------------------
                                            Name: James L. Bierman
                                            Title: Chief Financial Officer


                                            PHARMABIO DEVELOPMENT INC.


                                            By: /s/ James L. Bierman
                                                --------------------------------
                                            Name: James L. Bierman
                                            Title: Vice President and Treasurer

-------------------------                                  ---------------------

CUSIP No. 584688-10-5                Schedule 13G              Page 6 of 8 Pages
-------------------------                                  ---------------------


                                  EXHIBIT INDEX

Exhibit Number             Description

         1                 Joint Filing Agreement between
                           Quintiles Transnational Corp.
                           and PharmaBio Development Inc.